EXHIBIT 3.1

RESTATED ARTICLES OF INCORPORATION

OF

CADENCE FINANCIAL CORPORATION

1.	The name of the corporation is Cadence Financial Corporation (the “Corporation”).

2.	The address of the corporation’s registered office is 301 East Main Street, Starkville, Mississippi 39759, and the name of its registered agent at that address is Lewis F. Mallory, Jr.

3.	The name and address of the incorporator is Hunter M. Gholson, 710 Main Street, Columbus, Mississippi 39701.

4.	The principal purpose for which the corporation is organized is to exercise all powers of a bank holding company which is registered with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended, and to engage in any and all banking and non-banking activities allowed for such a bank holding company under Delaware and federal law.

5.	The maximum number of shares, which the Corporation shall have authority to issue, is fifty million (50,000,000) shares of common stock, each of which shall have a par value of One Dollar ($1.00) (the “Common Stock”).

6.	The shares and other securities of the Corporation may be issued for valid corporate purposes upon authorization by the Board of Directors and no shareholder shall have any preemptive rights to purchase or subscribe for shares or other securities of the Corporation.

7.	The affirmative vote of the holders of not less than seventy-five percent (75%) of the outstanding voting stock of the Corporation is required to authorize (a) a merger or consolidation of the Corporation with, or (b) a sale, exchange or lease of all or substantially all of the assets of the Corporation to, any person or entity unless approval of any such transaction in (a) or (b) above is recommended by at least a majority of the entire Board of Directors. For purposes of this provision, substantially all of the assets shall mean assets having a fair market value or book value, whichever is greater, of twenty-five percent (25%) or more of the total assets as reflected on a balance sheet of the Corporation as of a date no earlier than 45 days prior to any acquisition of such assets. The affirmative vote of the holders of not less than seventy-five percent (75%) of the outstanding voting stock of the Corporation is required to amend or repeal the provisions of this Article 7.

8.	The affirmative vote of the holders of not less than seventy-five percent (75%) of the outstanding shares of all voting stock of the Corporation and the affirmative vote of the holders of not less than sixty-seven percent (67%) of the outstanding shares of voting stock held by the stockholders other than the controlling party (as defined below) shall be required for the approval or authorization of any merger, consolidation, reverse stock split, sale, exchange or lease of all or substantially all of the assets of the Corporation (as defined in Article 7 of this Certificate) (collectively referred to as “Transactions”) if any such transaction involves any stockholder owning or controlling twenty percent (20%) or more of the Corporation’s voting stock at the time of the proposed transaction (“Controlling Party”); provided, however, that these voting requirements shall not be applicable to any Transaction in which all of the conditions specified in either of the following sub-paragraphs (A) and (B) are met:

(A)	The transaction shall have been approved by a majority of the Continuing Directors (as hereinafter defined).

(B)	All of the following conditions shall have been met:

(i)	The aggregate amount of (x) cash and (y) fair market value (as determined by the Continuing Directors in good faith) as of the date of the consummation of any transaction of consideration other than cash, to be received per share by holders of common stock in such transaction shall be at least equal to the highest amount determined under sub-clauses (a), (b) and (c) below:

(a)	(if applicable) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers’ fees) paid by the Controlling Party for any share of common stock acquired by it (1) within the three-year period immediately prior to the first public announcement of the proposal of the transaction (the ‘Announcement Date’) or (2) in the transaction in which it became a Controlling Party, whichever is higher;

(b)	the fair market value (as determined by the Continuing Directors in good faith) per share of common stock on the Announcement Date or on the date on which the Controlling Party became a Controlling Party, whichever is higher; and

(c)	(if applicable) the price per share equal to the fair market value (as determined by the Continuing Directors in good faith) per share of Common Stock determined pursuant to subparagraph (B)(i)(b) above, multiplied by the ratio of (1) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers’ fees) paid by the Controlling Party for any shares of Common Stock acquired by it within the three-year period immediately prior to the Announcement Date to (2) the Total Stockholder’s Equity per share of Common Stock (determined in accordance with generally accepted accounting principles) on the first day in such three-year period on which the Controlling Party acquired any shares of Common Stock.

The term “Continuing Director” means any member of the Board of Directors of the Corporation, while such person is a member of the Board of Directors, who is not a Controlling Party or in any manner affiliated or associated with or a representative of the Controlling Party and was a member of the Board of Directors prior to the time that the Controlling Party became a Controlling Party, and any person who subsequently becomes a member of the Board of Directors, while such person is a member of the Board of Directors, who is not a Controlling Party or in any manner affiliated or associated with or a representative of the Controlling Party if such person’s nomination for election or election to the Board of Directors is recommended or approved by a majority of the Continuing Directors then in office.

9.	The Board of Directors of the Corporation shall consider all factors it deems relevant in evaluating any proposed tender offer or exchange offer for the Corporation or any subsidiary’s stock, any proposed merger or consolidation of the Corporation or a subsidiary with or into another entity and any proposal to purchase or otherwise acquire all or substantially all the assets of the Corporation or any subsidiary. The Board of Directors shall evaluate whether the proposal is in the best interests of the Corporation and its subsidiaries by considering the best interests of the stockholders and other factors the directors determine to be relevant, including the social, legal and economic effects on employees, customers, depositors, and communities served by the corporation and any subsidiary. The Board of Directors shall evaluate the consideration being offered to the stockholders in relation to the then current market value of the corporation or any subsidiary, the then current market value of the stock of the corporation or any subsidiary in a freely negotiated transaction, and the Board of Directors’ estimate of the future value of stock of the corporation or any subsidiary as an independent entity. The affirmative vote of the holders of not less than seventy-five percent (75%) of the outstanding voting stock of the corporation is required to amend or repeal the provisions of this Article 9.

10.	A director of the corporation may only be removed for cause as defined as “final conviction of a felony, unsound mind, adjudication of bankruptcy, non-acceptance of office or conduct prejudicial to the interests of the corporation,” by the affirmative vote of a majority of the entire Board of Directors of the Corporation or by the requisite stockholder vote. Stockholders shall not have the right to remove directors without cause. Stockholders may only attempt to remove a director for cause after service of specific charges, adequate notice and full opportunity to refute the charges.

11.	A director of this corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 79-4-8.33 of the Mississippi Business Corporation Act, or (iv) for any transaction from which the director derived an improper personal benefit.

In the event any litigation is brought against a director of this corporation, authorization is hereby made to advance all expenses needed by the director to defend the lawsuit. There shall be no obligation to repay the expenses forwarded, unless it shall be determined ultimately by the corporation that the director shall not be entitled to indemnification.

12.	The Board of Directors of the Corporation shall consist of a maximum of twenty-five (25) persons. Election of directors shall take place at the annual meeting of stockholders, with each director to serve a one-year term. The number of directors shall be fixed within the above-stated limit from time to time by resolution duly adopted by the Board of Directors.

The number of directors may be changed from the maximum of twenty-five (25) by amending this provision. To enact such amendment, the Board of Directors must adopt a resolution setting forth the proposed amendment, declare its advisability and call a meeting of stockholders to vote upon the amendment. The affirmative vote of the holders of not less than seventy-five percent (75%) of the outstanding voting stock of the Corporation is required to amend or repeal the provisions of this Article 12.

13.	Any and all vacancies on the Board of Directors, including those by increase in the number of directors or by removal of directors, shall be filled by the affirmative vote of a majority of the remaining Board of Directors then in office even though less than a quorum of the Board of Directors.

14.	Directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. Shareholders shall not have a right to cumulate their votes for directors.

15.	The Board of Directors shall have the right to alter, amend or repeal the Bylaws of the Corporation. The affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding voting stock of the Corporation shall be required to amend, alter or repeal the Bylaws.

16.	Any action required or permitted to be taken at any annual meeting or special meeting of stockholders may be taken only upon the vote of the stockholders at an annual or special meeting duly called and noticed as provided in the Bylaws of the Corporation, and may not be taken by a written consent of the stockholders pursuant to the Mississippi Business Corporation Act.

17.	The corporation shall, to the fullest extent permitted by Section 79-4-2.02(a)(5) of the Mississippi Business Corporation Act, as the same may be amended and supplemented, indemnify any and all persons whom it shall have the power to indemnify under said Section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

Dated: December 28, 2007

Effective: January 1, 2008